Exhibit 99.1

Phoenix New Media Announces Appointments of Tong Chen as Co-President of ifeng and President of Yidian

BEIJING, China, October 28, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it has appointed media veteran Mr. Tong Chen as Co-President of ifeng, effective October 31, 2016. Mr. Chen has also been appointed by Particle Inc. (“Yidian”) as its President, effective the same date. Mr. Chen will be fully responsible for ifeng’s content operations management and Yidian’s content, product operations, and public relations.

“We are extremely excited to have Tong, a seasoned media executive and pioneer of China’s internet media ecosystem, join us at ifeng,” stated Mr. Shuang Liu, CEO of ifeng. “Over the years, Tong has helped lead the media industry’s content consumption evolution and spearheaded the development and success of China’s portal, blog and weibo productions. He is a proven leader with significant media and content development expertise and a deep understanding of the changes and direction that are taking place, not only in our industry, but within China overall and recognizes the vast opportunities they present for ifeng. As we continue to improve our cutting-edge technology and provide our users with the highest quality, customized content across our mobile and PC platforms, we aim to leverage Tong’s vision and track record of delivering results to lead us in the right direction. We look forward to working with him to build upon the Company’s strong foundation and accelerate our success for years to come.”

Mr. Chen is a well-known, highly accomplished media executive with nearly 20 years of experience in the media and content development space. From November 2014 to October 2016, he served as Vice President of Xiaomi Inc., responsible for its content investment and operation. Prior to joining Xiaomi Inc., Mr. Chen spent 17 years at SINA Corporation and served as its Chief Editor and Executive Vice President from February 2007 to November 2014. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology, and a B.S. in electronic engineering from Beijing University of Technology.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About Yidian

Yidian owns Yidian Zixun, which is an interest-oriented mobile App, which integrates cutting-edge search and recommendation technologies to provide its users with unique personalized content. Yidian is dedicated to building a next-generation, interest-based content engine. Yidian was co-founded by Mr. Xuyang Ren, who is the Chairman of Yidian and former vice president of Baidu, Dr. Zhaohui Zheng, who is the CEO of Yidian and former founding head of Yahoo! Labs in China, Dr. Xin Li and Mr. Rongqing Lu, both of whom are Internet technology veterans with years of experiences in top-notch Silicon Valley high-tech companies.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com